Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

26th September 2003

[redacted]

03032667

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 OCT 21 7:21

Dear Sirs

Jardine Matheson Holdings Limited
2003 Interim Dividend – Scrip Dividend

We enclose for your information a notification dated 26th September 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 10/22

[Cng/VK/scripdi/2003interim/p.22]

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	08:44 26 Sep 2003
Number	2103Q

JARDINE MATHESON HOLDINGS LIMITED

2003 INTERIM DIVIDEND

Please be advised of the following in respect of the scrip election for the 2003 interim dividend of the above Company:

Interim Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 7.80	US$7.02	90

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 25th September 2003.

(2) Based on the interim dividend per share.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

26th September 2003

www.jardines.com

END

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